Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street, 25th Floor, Los Angeles, CA 90071-2228
telephone 213-683-6000 / facsimile 213-627-0705 / internet www.paulhastings.com

PaulHastings

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carolyndomen@paulhastings.com

September 1, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of August, 2004, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Dlw 9/8

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Carolyn M. Domen

Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi,
Yamaha Corporation

SCHEDULE 1

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN AUGUST, 2004

1. Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2005(April 1, 2004 to June 30, 2004) (Exhibit 1)
   (English translation attached)

2. First Quarter of FY2005 Performance Outline (Exhibit 2)
   (English translation attached)

3. Overview of Consolidated Performance in the First Quarter of Fiscal 2005 and Revised Fiscal 2005 Performance Forecast(Supplementary Data) (Exhibit 3)
   (English translation attached)

4. Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ending March 31, 2005(April 1, 2004 to June 30, 2004) (Exhibit 4)
   (English translation attached)

Exhibit 1

平成 17年 3月期　第１四半期財務・業績の概況（連結）

平成 16年 8月 2日

上 場 会 社 名　　ヤマハ株式会社　　（コード番号：7951　東証第１部）

(URL http://www.yamaha..co.jp/ir/report/)

代 表 者　　役職名　代表取締役社長　氏名　伊藤　修二　　ＴＥＬ：（053）460 － 2141

問合せ先責任者　役職名　経理・財務部長　氏名　梅田　史生

1．四半期財務情報の作成等に係る事項

① 会計処理の方法における簡便な方法の採用の有無　：　有　（詳細は添付資料に記載）

② 最近連結会計年度からの会計処理の方法の変更の有無　：　有　（詳細は添付資料に記載）

③ 連結及び持分法の適用範囲の異動の状況

連結（新規）　1社　（除外）　3社　　持分法（新規）　-社　（除外）　-社

2．平成 17年 3月期 第１四半期財務・業績の概況（平成 16年 4月 1日 ～ 平成 16年 6月 30日）

(1) 経営成績（連結）の進捗状況　　（百万円未満切捨表示）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
17年 3月期 第１四半期	132,903	5.4	15,010	26.6	17,246	28.5	△ 12,603	－
16年 3月期 第１四半期	126,124	－	11,859	－	13,417	－	12,663	－
（参考）16年 3月期	539,506		45,056		51,036		43,541	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期（当期）純利益
	円　銭	円　銭
17年 3月期 第１四半期	△ 61.14	－
16年 3月期 第１四半期	61.43	56.53
（参考）16年 3月期	210.63	196.01

（注）　売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率

(2) 財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	１株当たり株主資本
	百万円	百万円	%	円　銭
17年 3月期 第１四半期	491,823	245,910	50.0	1,192.84
16年 3月期 第１四半期	512,718	230,148	44.9	1,116.52
（参考）16年 3月期	508,731	259,731	51.1	1,259.28

【連結キャッシュ・フローの状況】

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
17年 3月期 第１四半期	970	△ 3,437	974	29,768
16年 3月期 第１四半期	3,456	△ 5,471	△ 9,964	31,710
（参考）16年 3月期	58,349	△ 18,775	△ 50,141	31,245

［参考］

業績予想につきましては、連結、個別とも平成16年５月７日決算発表時の業績予想を変更いたします。
なお、当変更の概要説明につきましては、３ページに記載しております。

平成 17年 3月期の連結業績予想（平成 16年 4月 1日 ～ 平成 17年 3月 31日）

	予想売上高	予想経常利益	予想当期純利益
	百万円	百万円	百万円
中間期	273,500	28,000	△ 5,000
通期	554,500	41,000	19,500

（参考） １株当たり予想当期純利益（通期） 94円 59銭

（平成 16年 5月 7日 発表の予想）

	予想売上高	予想経常利益	予想当期純利益
	百万円	百万円	百万円
中間期	273,000	25,500	△ 10,000
通期	553,000	40,000	16,000

（参考） １株当たり予想当期純利益（通期） 77円 61銭

平成 17年 3月期の個別業績予想（平成 16年 4月 1日 ～ 平成 17年 3月 31日）

	予想売上高	予想経常利益	予想当期純利益	1株当たり年間予想配当金		
				中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	187,000	21,000	△ 14,500	7.50	―	―
通期	347,000	23,000	500	―	7.50	15.00

（参考） １株当たり予想当期純利益（通期） 2円 42銭

（平成 16年 5月 7日 発表の予想）

	予想売上高	予想経常利益	予想当期純利益	1株当たり年間予想配当金		
				中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	180,000	18,000	△ 15,500	7.50	―	―
通期	345,000	22,000	500	―	7.50	15.00

（参考） １株当たり予想当期純利益（通期） 2円 42銭

※ 上記の予想は本資料の発表日現在において入手可能な情報に基づき作成したものであり、実際の業績は今後様々な要因によって予想数値と異なる場合があります。

(１）経営成績（連結）の進捗状況に関する定性的情報

当四半期の販売状況につきましては、主にＡＶ・ＩＴ事業、電子機器・電子金属事業の伸長により、売上高は1,329億３百万円（前年同期比5.4%増加）となりました。このうち、国内売上高は871億69百万円（前年同期比6.9%増加）、海外売上高は457億33百万円（前年同期比2.5%増加）となりました。

事業の種類別セグメントの販売状況は、楽器事業では、ピアノ、クラビノーバの売上げは減少しましたが、エレクトーンの新商品「ＳＴＡＧＥＡ」の販売が堅調に推移し、全体では増加となりました。

ＡＶ・ＩＴ事業は、ホームシアターのシステム商品や映像商品、企業向けルーターが売上げを伸ばしました。

電子機器・電子金属事業は、携帯電話用音源ＬＳＩが韓国、中国市場向けを中心に引き続き順調に推移しました。

リビング事業、レクリエーション事業、その他の事業は売上げ減少となりました。

損益につきましては、固定資産の減損会計を早期適用し、325億49百万円の減損損失を計上しております。

その結果、経常利益は172億46百万円（前年同期比28.5%増加）、四半期純損失は126億３百万円（前年同期は四半期純利益126億63百万円）となりました。

(２）財政状態（連結）の変動状況に関する定性的情報

当四半期のキャッシュ・フローの状況につきましては、営業活動によるキャッシュ・フローでは税金等調整前四半期純損失が151億69百万円となりましたが、これは主に資金の支出を伴わない減損損失325億49百万円によるものであります。売上債権、棚卸資産の増加等による支出がありましたが、得られた資金は９億70百万円となりました。

投資活動によるキャッシュ・フローでは設備投資の実施等により、使用した資金は34億37百万円となりました。

財務活動によるキャッシュ・フローでは短期借入金の増加等により、得られた資金は９億74百万円となりました。

以上により現金及び現金同等物の残高は前期に比べ11億39百万円減少し、297億68百万円となりました。

(３）連結業績予想に関する定性的情報

当期の業績予想につきましては、楽器事業、ＡＶ・ＩＴ事業、電子機器・電子金属事業は概ね順調に推移しておりますが、リビング事業は減収減益となる見込みです。

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

（添付資料）

1．（要約）四半期連結貸借対照表

（単位：百万円）

科目	当四半期（平成16. 6.30）	前期（平成16. 3.31）	増減
	金額	金額	金額
（資産の部）			
Ⅰ 流動資産			
現金及び預金	30,548	32,053	△1,505
受取手形及び売掛金	83,525	81,114	2,411
棚卸資産	79,266	72,146	7,120
その他	19,693	16,390	3,303
流動資産合計	213,033	201,704	11,329
Ⅱ 固定資産			
有形固定資産	144,009	178,667	△34,658
無形固定資産	905	944	△39
投資その他の資産	133,875	127,415	6,460
固定資産合計	278,790	307,026	△28,236
資産合計	491,823	508,731	△16,908
（負債の部）			
Ⅰ 流動負債			
支払手形及び買掛金	42,809	39,947	2,862
短期借入金	21,684	16,711	4,973
一年以内返済の長期借入金	7,587	7,388	199
未払費用及び未払金	31,944	45,888	△13,944
その他	18,864	13,660	5,204
流動負債合計	122,889	123,596	△707
Ⅱ 固定負債			
長期借入金	23,624	24,772	△1,148
退職給付引当金	48,774	50,012	△1,238
その他	46,942	47,106	△164
固定負債合計	119,342	121,891	△2,549
負債合計	242,231	245,488	△3,257
（少数株主持分）			
少数株主持分	3,681	3,511	170
（資本の部）			
Ⅰ 資本金	28,534	28,534	－
Ⅱ 資本剰余金	40,054	40,054	－
Ⅲ 利益剰余金	182,142	203,485	△21,343
Ⅳ 土地再評価差額金	22,337	15,866	6,471
Ⅴ その他有価証券評価差額金	11,037	10,979	58
Ⅵ 為替換算調整勘定	△37,939	△38,937	998
Ⅶ 自己株式	△255	△252	△3
資本合計	245,910	259,731	△13,821
負債、少数株主持分及び資本合計	491,823	508,731	△16,908

2．（要約）四半期連結損益計算書

（単位：百万円）

科　目	当四半期 (平成16.4.1～平成16.6.30)		前年同四半期 (平成15.4.1～平成15.6.30)		前期 (平成15.4.1～平成16.3.31)	
	金額	百分比	金額	百分比	金額	百分比
		%		%		%
Ⅰ　売上高	132,903	100.0	126,124	100.0	539,506	100.0
Ⅱ　売上原価	80,573	60.6	77,493	61.4	338,057	62.7
延払未実現利益	69		23		244	
合計売上総利益	52,399	39.4	48,654	38.6	201,693	37.4
Ⅲ　販売費及び一般管理費	37,389	28.1	36,795	29.2	156,637	29.0
営業利益	15,010	11.3	11,859	9.4	45,056	8.4
Ⅳ　営業外収益	3,621	2.7	3,102	2.4	12,841	2.4
Ⅴ　営業外費用	1,385	1.0	1,543	1.2	6,861	1.3
経常利益	17,246	13.0	13,417	10.6	51,036	9.5
Ⅵ　特別利益	437	0.3	129	0.1	613	0.1
Ⅶ　特別損失						
減損損失	32,549		—		—	
その他	303		79		4,193	
特別損失合計	32,852	24.7	79	0.0	4,193	0.8
税金等調整前四半期（当期）純利益又は税金等調整前四半期純損失（△）	△15,169	△11.4	13,468	10.7	47,456	8.8
法人税、住民税及び事業税	4,002	3.0	550	0.5	4,769	0.9
法人税等調整額	△6,711	△5.0	149	0.1	△1,387	△0.3
少数株主利益	142	0.1	103	0.1	532	0.1
四半期（当期）純利益又は四半期純損失（△）	△12,603	△9.5	12,663	10.0	43,541	8.1

3．（要約）四半期連結剰余金計算書

（単位：百万円）

科　目	当四半期 (平成16.4.1～平成16.6.30)		前期 (平成15.4.1～平成16.3.31)	
	金額		金額	
（資本剰余金の部）				
Ⅰ　資本剰余金期首残高		40,054		40,052
Ⅱ　資本剰余金増加高				
1.　転換社債の転換	—	—	1	1
Ⅲ　資本剰余金期末残高		40,054		40,054
（利益剰余金の部）				
Ⅰ　利益剰余金期首残高		203,485		162,344
Ⅱ　利益剰余金増加高				
1.　当期純利益	—		43,541	
2.　連結会社増減に伴う増加高	—		545	
3.　持分変動に伴う土地再評価差額金取崩高	10		569	
4.　連結子会社の決算期変更に伴う増加高	—	10	64	44,721
Ⅲ　利益剰余金減少高				
1.　配当金	2,063		2,063	
2.　役員賞与金	121		82	
3.　四半期純損失	12,603		—	
4.　連結会社増減に伴う減少高	36		116	
5.　持分変動に伴う減少高	23		95	
6.　土地再評価差額金取崩高	6,505	21,354	1,220	3,579
Ⅳ　利益剰余金期末残高		182,142		203,485

4．（要約）四半期連結キャッシュ・フロー計算書

（単位：百万円）

科　目	当四半期 (平成16.4.1～平成16.6.30) 金額	前期 (平成15.4.1～平成16.3.31) 金額
Ⅰ　営業活動によるキャッシュ・フロー		
税金等調整前当期純利益又は税金等調整前四半期純損失（△）	△15,169	47,456
減価償却費	4,713	17,522
減損損失	32,549	−
売上債権の増減額	△1,930	△698
棚卸資産の増減額	△6,494	6,346
仕入債務の増減額	2,608	1,283
その他	△15,305	△13,559
営業活動によるキャッシュ・フロー	970	58,349
Ⅱ　投資活動によるキャッシュ・フロー		
有形固定資産の取得による支出	△5,483	△18,721
有形固定資産の売却による収入	1,631	552
その他	414	△606
投資活動によるキャッシュ・フロー	△3,437	△18,775
Ⅲ　財務活動によるキャッシュ・フロー		
短期借入金の増減額（純額）	5,063	△11,179
長期借入金の増減額（純額）	△1,102	△6,126
配当金の支払額	△2,063	△2,063
その他	△922	△30,771
財務活動によるキャッシュ・フロー	974	△50,141
Ⅳ　現金及び現金同等物に係る換算差額	353	△1,599
Ⅴ　現金及び現金同等物の増減額	△1,139	△12,167
Ⅵ　現金及び現金同等物の期首残高	31,245	42,976
Ⅶ　新規連結子会社の現金及び現金同等物の期首残高	−	1,150
Ⅷ　除外連結子会社の現金及び現金同等物の期首残高	△337	△127
Ⅸ　連結子会社の決算期変更に伴う現金及び現金同等物の増減額	−	△587
Ⅹ　現金及び現金同等物の期末残高	29,768	31,245

5．（1）四半期財務諸表作成のための基本となる事項

当社は、中間連結財務諸表等の作成基準をベースとしつつ、以下のとおり投資者等の利害関係者の判断を大きく誤らせないと考えられる範囲で一定の簡便な手続を採用しております。

［重要な簡便な手続の内容］

1．減価償却費は年間償却予定額の当四半期分を計上しております。

2．税金費用の算出は簡便的な方法により計算しております。

5．（2）会計方針の変更

1．固定資産の減損に係る会計基準

固定資産の減損に係る会計基準（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会 平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号 平成15年10月31日）を当期より適用しております。これにより税金等調整前四半期純利益は、32,549百万円減少しております。

なお、減損損失に関する注記事項は以下のとおりであります。

（減損損失を認識した資産グループの概要）

（単位：百万円）

用途	場所	減損損失	
		種類	金額
レクリエーション事業資産	レクリエーション施設「キロロ」「つま恋」「鳥羽国際ホテル」「合歓の郷」の4施設 北海道余市郡赤井川村他	建物及び構築物	22,321
		土地	9,666
		計	31,988
遊休不動産	静岡県浜松市他	建物及び構築物	39
		土地	521
		計	560
合計		建物及び構築物	22,360
		土地	10,188
		計	32,549

（資産のグルーピングの方法）

当社グループは、事業の区分をもとに、概ね独立したキャッシュ・フローを生み出す最小の単位にて資産のグルーピングを行っております。

（減損損失の認識に至った経緯）

レクリエーション事業のうち、営業活動から生ずる損益が継続してマイナスの施設の資産について減損損失を認識しました。遊休不動産は、継続的に地価が下落している資産について減損損失を認識しました。

（回収可能価額の算定方法）

レクリエーション事業の回収可能価額は、使用価値により測定しており、将来キャッシュ・フローを9.4%で割り引いて算定しております。遊休不動産の回収可能価額は、正味売却価額により測定しており、価格指標は固定資産税評価額を使用しております。

2．重要な減価償却資産の減価償却方法

（有形固定資産の減価償却方法の変更）

レクリエーション事業に係る固定資産については、従来、定額法を採用しておりましたが、昨今のレクリエーション事業を取り巻く環境変化、レジャーに対する嗜好の多様化が進む中で、当社グループのレクリエーション施設の経済的陳腐化が進んだことに対応して、定率法に変更いたしました。

６．セグメント情報

（１）事業の種類別セグメント情報

（単位：百万円）

	当四半期（平成16．４．１～平成16．６.30）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	73, 568	17, 661	10, 424	21, 177	4, 291	5, 779	132, 903		132, 903
(2) セグメント間の内部売上高又は振替高				582			582	△582	
計	73, 568	17, 661	10, 424	21, 760	4, 291	5, 779	133, 486	△582	132, 903
営業費用	66, 984	15, 867	10, 524	14, 048	5, 077	5, 972	118, 476	△582	117, 893
営業利益	6, 583	1, 794	△100	7, 711	△785	△193	15, 010		15, 010

（注）事業区分の方法

製品の種類・性質、販売市場等の類似性を考慮して、楽器事業、ＡＶ・ＩＴ事業、リビング事業、電子機器・電子金属事業、レクリエーション事業及びその他の事業に区分しております。

（単位：百万円）

	前年同四半期（平成15．４．１～平成15．６.30）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	72, 644	14, 183	11, 277	16, 944	4, 771	6, 303	126, 124		126, 124
(2) セグメント間の内部売上高又は振替高				466			466	△466	
計	72, 644	14, 183	11, 277	17, 410	4, 771	6, 303	126, 590	△466	126, 124
営業費用	67, 098	13, 967	10, 905	11, 267	5, 223	6, 269	114, 731	△466	114, 265
営業利益	5, 546	215	372	6, 142	△451	33	11, 859		11, 859

（単位：百万円）

	前期（平成15．４．１～平成16．３.31）								
	楽器	ＡＶ・ＩＴ	リビング	電子機器 電子金属	レクリエーション	その他	計	消去 又は全社	連結
売上高 (1) 外部顧客に対する売上高	293, 430	78, 257	44, 765	76, 892	20, 100	26, 061	539, 506		539, 506
(2) セグメント間の内部売上高又は振替高				2, 131			2, 131	△2, 131	
計	293, 430	78, 257	44, 765	79, 023	20, 100	26, 061	541, 638	△2, 131	539, 506
営業費用	282, 950	73, 839	43, 303	49, 005	21, 211	26, 272	496, 581	△2, 131	494, 450
営業利益	10, 480	4, 418	1, 462	30, 018	△1, 110	△211	45, 056		45, 056

（２）所在地別セグメント情報

（単位：百万円）

	当四半期（平成16.４.１～平成16.６.30）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1)外部顧客に対する売上高	90,870	16,275	17,098	8,659	132,903		132,903
(2)セグメント間の内部売上高又は振替高	33,994	344	112	13,595	48,046	△48,046	
計	124,865	16,619	17,210	22,254	180,950	△48,046	132,903
営業費用	110,425	16,198	16,444	21,302	164,371	△46,478	117,893
営業利益	14,439	421	765	952	16,578	△1,568	15,010

（注）1.　国又は地域の区分は、地理的近接度によっております。
2.　各区分に属する主な国又は地域
北米……アメリカ、カナダ　　欧州……ドイツ、イギリス
アジア・オセアニア・その他の地域……シンガポール、オーストラリア

（単位：百万円）

	前期（平成15.４.１～平成16.３.31）						
	日本	北米	欧州	アジア・オセアニア・その他の地域	計	消去又は全社	連結
売上高 (1)外部顧客に対する売上高	336,008	85,483	81,685	36,329	539,506		539,506
(2)セグメント間の内部売上高又は振替高	137,091	1,439	514	58,995	198,041	△198,041	
計	473,100	86,922	82,199	95,325	737,548	△198,041	539,506
営業費用	441,685	82,240	77,645	92,103	693,674	△199,224	494,450
営業利益	31,415	4,682	4,554	3,221	43,873	1,183	45,056

（３）海外売上高

（単位：百万円）

	当四半期（平成16.４.１～平成16.６.30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	16,665	17,357	11,710	45,733
Ⅱ　連結売上高				132,903
Ⅲ　連結売上高に占める海外売上高の割合	12.5%	13.1%	8.8%	34.4%

（注）国又は地域の区分及び各区分に属する主な国又は地域は、所在地セグメント情報と同様であります。

（単位：百万円）

	前年同四半期（平成15.４.１～平成15.６.30）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	16,351	16,935	11,322	44,608
Ⅱ　連結売上高				126,124
Ⅲ　連結売上高に占める海外売上高の割合	13.0%	13.4%	9.0%	35.4%

（単位：百万円）

	前期（平成15.４.１～平成16.３.31）			
	北米	欧州	アジア・オセアニア・その他の地域	計
Ⅰ　海外売上高	86,671	83,473	48,552	218,697
Ⅱ　連結売上高				539,506
Ⅲ　連結売上高に占める海外売上高の割合	16.1%	15.5%	9.0%	40.5%

Exhibit 1

YAMAHA CORPORATION

Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2005 (April 1, 2004, to June 30, 2004)

August 2, 2004

Company name:	YAMAHA CORPORATION (URL http://www.global.yamaha.com/ir/report/)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Shuji Ito
For further information, please contact:	Fumio Umeda
Telephone:	+81 53 460 2141
Stock listings:	Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Whether the Company Has Adopted Simplified Accounting Procedures: Yes
(See attached documents for details.)

(2) Difference in Accounting Policies from the Fiscal Year Ended March 31, 2004: Yes
(See attached documents for details.)

(3) Changes in the Status of Consolidated Companies and Companies Accounted for using the Equity Method:

Consolidated companies:

Number of companies newly consolidated: 1

Number of companies removed from consolidation: 3

Equity method:

Number of companies newly accounted for using the equity method: —

Number of companies removed from the equity method: —

2. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE FIRST QUARTER OF THE FISCAL YEAR ENDING MARCH 31, 2005 (April 1, 2004–June 30, 2004)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
First quarter of FY2005	¥132,903	5.4	¥15,010	26.6	¥17,246	28.5
First quarter of FY2004	¥126,124	—	¥11,859	—	¥13,417	—
(Reference) FY2004	¥539,506		¥45,056		¥51,036	

	Net (loss) income		Net (loss) income per share	Net income per share after full dilution
	Millions of yen	% change from the previous fiscal year	Yen	Yen
First quarter of FY2005	¥(12,603)	—	¥(61.14)	¥ —
First quarter of FY2004	¥ 12,663	—	¥ 61.43	¥ 56.53
(Reference) FY2004	¥ 43,541		¥210.63	¥196.01

Note: Percentages represent changes compared with the same quarter of the previous fiscal year.

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter of FY2005	¥491,823	¥245,910	50.0	¥1,192.84
First quarter of FY2004	¥512,718	¥230,148	44.9	¥1,116.52
(Reference) FY2004	¥508,731	¥259,731	51.1	¥1,259.28

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter of FY2005	¥ 970	¥ (3,437)	¥ 974	¥29,768
First quarter of FY2004	¥ 3,456	¥ (5,471)	¥ (9,964)	¥31,710
(Reference) FY2004	¥58,349	¥(18,775)	¥(50,141)	¥31,245

3. FORECASTS OF RESULTS FOR FY2005 (April 1, 2004–March 31, 2005)

YAMAHA has revised the consolidated and non-consolidated performance forecasts released on May 7, 2004. Please refer to the revised forecast on page three for more information.

As of August 2, 2004 (Revised Forecast)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2005 interim period	¥273,500	¥28,000	¥ (5,000)
FY2005	¥554,500	¥41,000	¥19,500

Reference: Net income per share for the fiscal year is forecast to be ¥94.59 on a consolidated basis.

As of May 7, 2004 (Original Forecast)

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
FY2005 interim period	¥273,000	¥25,500	¥(10,000)
FY2005	¥553,000	¥40,000	¥ 16,000

Reference: Net income per share for the fiscal year is forecast to be ¥77.61 on a consolidated basis.

Forecasts of Non-Consolidated Performance in the Fiscal Year Ending March 2005 (April 1, 2004–March 31, 2005)

As of August 2, 2004 (Revised Forecast)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY2005 interim period	¥187,000	¥21,000	¥(14,500)	¥7.50		
FY2005	¥347,000	¥23,000	¥ 500	¥ —	¥7.50	¥15.00

Reference: Net income per share for the fiscal year is forecast to be ¥2.42 on a non-consolidated basis.

As of May 7, 2004 (Original Forecast)

	Net sales	Recurring profit	Net income	Interim dividends per share	Year-end dividends per share	Dividends per share for the year
	Millions of yen	Millions of yen	Millions of yen	Yen	Yen	Yen
FY2005 interim period	¥180,000	¥18,000	¥(15,500)	¥7.50		
FY2005	¥345,000	¥22,000	¥ 500	¥ —	¥7.50	¥15.00

Reference: Net income per share for the fiscal year is forecast to be ¥2.42 on a non-consolidated basis.

1. Consolidated Business Performance

Thanks to increased sales of AV/IT products and electronic equipment and metal products, net sales during the first quarter of fiscal 2005 totaled ¥132,903 million, a 5.4% increase compared with the first quarter of the previous fiscal year. Of this, domestic sales amounted to ¥87,169 million, a 6.9% increase, and overseas sales reached ¥45,733 million, a 2.5% increase.

In musical instruments, although piano and Clavinova™ sales decreased, demand for the latest Electone™ (STAGEA™) increased, resulting in higher sales overall. In AV/IT products, sales increased for system products, video products for home theaters, and routers for business use. In electronic equipment and metal products, demand for mobile-phone LSI sound chips remained strong in South Korea and China. Sales fell in the lifestyle-related products, recreation, and others business segments.

Due to the accelerated adoption of impairment accounting standards, YAMAHA recorded an impairment loss of ¥32,549 million. As a result, recurring profit totaled ¥17,246 million, up 28.5% from the same quarter of the previous fiscal year, and net loss amounted to ¥12,603 million, compared with income of ¥12,663 million in the same quarter of the previous fiscal year.

2. Consolidated Financial Statements

Of net cash used in operating activities, loss before income taxes and minority interests amounted to ¥15,169 million, mainly due to the recognition of the impairment loss of ¥32,549 million. Net cash provided by operating activities totaled ¥970 million, reflecting increases in accounts receivable and inventories.

Net cash used in investing activities was ¥3,437 million due to investment in plant and equipment.

Net cash provided by financing activities amounted to ¥974 million due to an increase in short-term loans.

Due to these factors, the net decrease in cash and cash equivalents was ¥1,139 million, and cash and cash equivalents at end of period amounted to ¥29,768 million.

3. Consolidated Business Forecast

In the fiscal year ending March 31, 2005, Yamaha forecasts that its performance in musical instrument, AV/IT, electronic equipment and metal product operations will, in general, improve smoothly while sales and profitability in lifestyle-related operations will deteriorate.

Cautionary Statement with Respect to Forward-Looking Statements

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED BALANCE SHEETS

	Millions of yen		
	First quarter of FY2005 (as of June 30, 2004)	FY2004 (as of Mar. 31, 2004)	Increase (decrease)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 30,548**	¥ 32,053	¥ (1,505)
Notes and accounts receivable	**83,525**	81,114	2,411
Inventories	**79,266**	72,146	7,120
Other current assets	**19,693**	16,390	3,303
Total current assets	**213,033**	201,704	11,329
Fixed assets:			
Tangible assets	**144,009**	178,667	(34,658)
Intangible assets	**905**	944	(39)
Investments and other assets	**133,875**	127,415	6,460
Total fixed assets	**278,790**	307,026	(28,236)
Total assets	**¥491,823**	¥508,731	¥(16,908)
LIABILITIES			
Current liabilities:			
Notes and accounts payable	**¥ 42,809**	¥ 39,947	¥ 2,862
Short-term loans	**21,684**	16,711	4,973
Current portion of long-term debt	**7,587**	7,388	199
Accrued expenses	**31,944**	45,888	(13,944)
Other current liabilities	**18,864**	13,660	5,204
Total current liabilities	**122,889**	123,596	(707)
Long-term liabilities:			
Long-term debt	**23,624**	24,772	(1,148)
Accrued employees' retirement benefits	**48,774**	50,012	(1,238)
Other fixed liabilities	**46,942**	47,106	(164)
Total long-term liabilities	**119,342**	121,891	(2,549)
Total liabilities	**242,231**	245,488	(3,257)
MINORITY INTERESTS	**3,681**	3,511	170
SHAREHOLDERS' EQUITY			
Common stock	**28,534**	28,534	—
Capital surplus	**40,054**	40,054	—
Earned surplus	**182,142**	203,485	(21,343)
Reserve for land revaluation	**22,337**	15,866	6,471
Net unrealized holding gains on other securities	**11,037**	10,979	58
Translation adjustments	**(37,939)**	(38,937)	998
Treasury stock, at cost	**(255)**	(252)	(3)
Total shareholders' equity	**245,910**	259,731	(13,821)
Total liabilities, minority interests and shareholders' equity	**¥491,823**	¥508,731	¥(16,908)

Note: Figures of less than ¥1 million have been omitted.

2. SUMMARY OF CONSOLIDATED STATEMENTS OF OPERATIONS

	First quarter of FY2005 (Apr. 1, 2004–June 30, 2004)		First quarter of FY2004 (Apr. 1, 2003–June 30, 2003)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥132,903	100.0	¥126,124	100.0	¥539,506	100.0
Cost of sales	80,573	60.6	77,493	61.4	338,057	62.7
Unrealized profit	69		23		244	
Total gross profit	52,399	39.4	48,654	38.6	201,693	37.4
Selling, general and administrative expenses	37,389	28.1	36,795	29.2	156,637	29.0
Operating income	15,010	11.3	11,859	9.4	45,056	8.4
Non-operating income	3,621	2.7	3,102	2.4	12,841	2.4
Non-operating expenses	1,385	1.0	1,543	1.2	6,861	1.3
Recurring profit	17,246	13.0	13,417	10.6	51,036	9.5
Other profit	437	0.3	129	0.1	613	0.1
Other loss:						
Impairment loss	32,549		—		—	
Other	303		79		4,193	
Total other loss	32,852	24.7	79	0.0	4,193	0.8
(Loss) income before income taxes and minority interests	(15,169)	(11.4)	13,468	10.7	47,456	8.8
Current income taxes	4,002	3.0	550	0.5	4,769	0.9
Deferred income taxes (benefit)	(6,711)	(5.0)	149	0.1	(1,387)	(0.3)
Minority interests	142	0.1	103	0.1	532	0.1
Net (loss) income	¥ (12,603)	(9.5)	¥ 12,663	10.0	¥ 43,541	8.1

3. SUMMARY OF CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen			
	First quarter of FY2005 (Apr. 1, 2004–June 30, 2004)		FY2004 (Apr. 1, 2003–Mar. 31, 2004)	
CAPITAL SURPLUS				
Balance at beginning of period		¥ 40,054		¥ 40,052
Increase in capital surplus:				
Conversion of convertible bonds	—	—	1	1
Balance at end of period		40,054		40,054
EARNED SURPLUS				
Balance at beginning of period		203,485		162,344
Additional earned surplus:				
Net income	—		43,541	
Effect of change in scope of consolidation	—		545	
Reversal of reserve for land revaluation from change of interests in subsidiaries	10		569	
Increase from accounting period changes of consolidated subsidiaries	—	10	64	44,721
Deduction from earned surplus:				
Cash dividends paid	2,063		2,063	
Bonuses to directors and statutory auditors	121		82	
Net loss	12,603		—	
Effect of change in scope of consolidation	36		116	
Effect of change in interests in subsidiaries	23		95	
Reversal of reserve for land evaluation	6,505	21,354	1,220	3,579
Balance at end of period		¥182,142		¥203,485

Note: Figures of less than ¥1 million have been omitted.

4. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen	
	First quarter of FY2005 (Apr. 1, 2004–June 30, 2004)	FY2004 (Apr. 1, 2003–Mar. 31, 2004)
Cash flows from operating activities:		
(Loss) income before income taxes and minority interests	¥(15,169)	¥47,456
Depreciation and amortization	4,713	17,522
Impairment loss	32,549	—
(Increase) decrease in accounts and notes receivable—trade	(1,930)	(698)
(Increase) decrease in inventories	(6,494)	6,346
Increase (decrease) in accounts and notes payable	2,608	1,283
Other, net	(15,305)	(13,559)
Net cash provided by operating activities	970	58,349
Cash flows from investing activities:		
Purchases of fixed assets	(5,483)	(18,721)
Proceeds from sale of fixed assets	1,631	552
Other, net	414	(606)
Net cash used in investing activities	(3,437)	(18,775)
Cash flows from financing activities:		
Increase (decrease) in short-term loans	5,063	(11,179)
(Decrease) increase in long-term loans	(1,102)	(6,126)
Cash dividends paid	(2,063)	(2,063)
Other, net	(922)	(30,771)
Net cash provided by (used in) financing activities	974	(50,141)
Effect of exchange rate changes on cash and cash equivalents	353	(1,599)
Net decrease in cash and cash equivalents	(1,139)	(12,167)
Cash and cash equivalents at beginning of period	31,245	42,976
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation	—	1,150
Decrease in cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	(337)	(127)
Decrease in cash and cash equivalents accompanying changes to the accounting periods of consolidated subsidiaries	—	(587)
Cash and cash equivalents at end of period	¥ 29,768	¥31,245

5.

(1) Basic Items for the Preparation of the Consolidated Financial Statements

The following simplified accounting procedures are based on the standards used in the Company's interim consolidated financial statements and will help investors and other stakeholders make sound decisions.

Simplified Procedures

1. Depreciation expenses represent the total depreciation planned for the quarter under review.
2. A simplified method is used to calculate tax expenses.

(2) Changes to Yamaha's Accounting Policies

1. Impairment Accounting for Fixed Assets

Yamaha adopted impairment accounting standards during the fiscal period under review. These standards are based on the Business Accounting Council's "Report on Accounting Standards for Impaired Fixed Assets," published on August 9, 2002, and the "Implementation Guidelines for Asset Impairment Accounting," which were published in the "Statement of Corporate Accounting Standards No. 6" on October 31, 2003. As a result, net income before income taxes decreased ¥32,549 million.

Impairment loss

Impairment loss by asset group

Unit: ¥1 million

Use	Location	Impairment loss	
		Asset type	Amount
Recreation assets	Four recreational facilities (Kiroro, Tsumagoi Toba Hotel International, and Nemunosato)	Buildings and other structures	¥22,321
		Land	9,666
		Total	¥31,988
Idle real estate	Hamamatsu, Shizuoka, etc.	Buildings and other structures	¥ 39
		Land	521
		Total	¥ 560
Total		Buildings and other structures	¥22,360
		Land	10,188
		Total	¥32,549

Method of grouping assets

For each business segment, Yamaha groups fixed assets at the lowest level for which there are independent cash flows on a regular basis.

Assets for which impairment loss is recognized

Yamaha recognized impairment loss for facilities that have recorded consistently negative income from operating activities (the recreation business) and idle real estate that has seen a continued decline in land value.

Determining the recoverable amount of an impaired asset

In the recreation business, the recoverable amount of an impaired asset is the asset's utility value discounted by 9.4% of its estimated future cash flows. The recoverable amount for idle real estate is the net present value, which is determined based on the assessed value of fixed assets.

2. Change in Method for Fixed-Asset Depreciation

Shift to the declining-balance method for fixed-asset depreciation

In the recreation business, YAMAHA switched from the straight-line to the declining-balance method for fixed-asset depreciation, reflecting changes in its operating environment, the diversification of customer preferences, and other factors undermining the performance of the Company's recreation facilities.

6. SEGMENT INFORMATION

(1) Business Segments

(First quarter of FY2005 (April 1, 2004–June 30, 2004))

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥73,568	¥17,661	¥10,424	¥21,177	¥4,291	¥5,779	¥132,903	¥ —	¥132,903
Intersegment sales or transfers	—	—	—	582	—	—	582	(582)	—
Total sales	73,568	17,661	10,424	21,760	4,291	5,779	133,486	(582)	132,903
Operating expenses	66,984	15,867	10,524	14,048	5,077	5,972	118,476	(582)	117,893
Operating income (loss)	¥ 6,583	¥ 1,794	¥ (100)	¥ 7,711	¥ (785)	¥ (193)	¥ 15,010	¥ —	¥ 15,010

Note: Business sectors: Divided into the categories of musical instruments, AV/IT, lifestyle-related products, electronic equipment and metal products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

(First quarter of FY2004 (April 1, 2003–June 30, 2003))

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥72,644	¥14,183	¥11,277	¥16,944	¥4,771	¥6,303	¥126,124	¥ —	¥126,124
Intersegment sales or transfers	—	—	—	466	—	—	466	(466)	—
Total sales	72,644	14,183	11,277	17,410	4,771	6,303	126,590	(466)	126,124
Operating expenses	67,098	13,967	10,905	11,267	5,223	6,269	114,731	(466)	114,265
Operating income (loss)	¥ 5,546	¥ 215	¥ 372	¥ 6,142	¥ (451)	¥ 33	¥ 11,859	¥ —	¥ 11,859

(FY2004 (April 1, 2003–March 31, 2004))

(Millions of yen)

	Musical instruments	AV/IT	Lifestyle-related products	Electronic equipment and metal products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥293,430	¥78,257	¥44,765	¥76,892	¥20,100	¥26,061	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	—	—	—	2,131	—	—	2,131	(2,131)	—
Total sales	293,430	78,257	44,765	79,023	20,100	26,061	541,638	(2,131)	539,506
Operating expenses	282,950	73,839	43,303	49,005	21,211	26,272	496,581	(2,131)	494,450
Operating income (loss)	¥ 10,480	¥ 4,418	¥ 1,462	¥30,018	¥(1,110)	¥ (211)	¥ 45,056	¥ —	¥ 45,056

(2) Geographical Segments

(First quarter of FY2005 (April 1, 2004–June 30, 2004)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	**¥ 90,870**	**¥16,275**	**¥17,098**	**¥ 8,659**	**¥132,903**	**¥ —**	**¥132,903**
Intersegment sales or transfers	**33,994**	**344**	**112**	**13,595**	**48,046**	**(48,046)**	
Total sales	**124,865**	**16,619**	**17,210**	**22,254**	**180,950**	**(48,046)**	**132,903**
Operating expenses	**110,425**	**16,198**	**16,444**	**21,302**	**164,371**	**(46,478)**	**117,893**
Operating income	**¥ 14,439**	**¥ 421**	**¥ 765**	**¥ 952**	**¥ 16,578**	**¥(1,568)**	**¥ 15,010**

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: Singapore, Australia

(FY2004 (April 1, 2003–March 31, 2004)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥336,008	¥85,483	¥81,685	¥36,329	¥539,506	¥ —	¥539,506
Intersegment sales or transfers	137,091	1,439	514	58,995	198,041	(198,041)	—
Total sales	473,100	86,922	82,199	95,325	737,548	(198,041)	539,506
Operating expenses	441,685	82,240	77,645	92,103	693,674	(199,224)	494,450
Operating income	¥ 31,415	¥ 4,682	¥ 4,554	¥3,221	¥ 43,873	¥ 1,183	¥ 45,056

(3) Overseas Sales

(First quarter of FY2005 (April 1, 2004–June 30, 2004)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	**¥16,665**	**¥17,357**	**¥11,710**	**¥ 45,733**
Net sales	—	—	—	**132,903**
% of net sales	**12.5%**	**13.1%**	**8.8%**	**34.4%**

Note: Division by country or region is based on geographical proximity.

(First quarter of FY2004 (April 1, 2003–June 30, 2003)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥16,351	¥16,935	¥11,322	¥ 44,608
Net sales	—	—	—	126,124
% of net sales	13.0%	13.4%	9.0%	35.4%.

(FY2004 (April 1, 2003–March 31, 2004)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥86,671	¥83,473	¥48,552	¥218,697
Net sales	—	—	—	539,506
% of net sales	16.1%	15.5%	9.0%	40.5%

Exhibit 2

2005年3月期第1四半期業績資料

ヤマハ株式会社

	1Q当初予想 (04/05/07発表)	1Q実績	前年同期実績	当期予想 (04/05/07発表) 05年3月期	当期予想 (今回発表) 05年3月期	前期実績 04年3月期
売上高	1,343億円	1,329億円	1,261億円	5,530億円	5,545億円	5,395億円
国内売上高	861億円 (64.1%)	872億円 (65.6%)	815億円 (64.6%)	3,203億円 (57.9%)	3,196億円 (57.6%)	3,208億円 (59.5%)
海外売上高	482億円 (35.9%)	457億円 (34.4%)	446億円 (35.4%)	2,327億円 (42.1%)	2,349億円 (42.4%)	2,187億円 (40.5%)
営業利益	119億円 (8.9%)	150億円 (11.3%)	118億円 (9.4%)	375億円 (6.8%)	390億円 (7.0%)	451億円 (8.4%)
経常利益	136億円 (10.1%)	172億円 (12.9%)	134億円 (10.6%)	400億円 (7.2%)	410億円 (7.4%)	510億円 (9.5%)
当期利益	▲192億円	▲126億円	126億円 (10.0%)	160億円 (2.9%)	195億円 (3.5%)	435億円 (8.1%)
為替レート	110円/US$ 127円/EUR	109円/US$ 132円/EUR	119円/US$ 124円/EUR	110円/US$ 127円/EUR	110円/US$ (*3) 128円/EUR	114円/US$ 129円/EUR
ROE	▲7.7%	▲5.0%	5.7%	6.0%	7.3%	18.4%
ROA	▲3.9%	▲2.5%	2.5%	3.3%	3.9%	8.5%
1株当り利益	▲93.2円	▲61.1円	61.4円	77.6円	94.6円	210.6円
設備投資	66億円	40億円	42億円	251億円	250億円	212億円
(減価償却費)	52億円	48億円	44億円	213億円	205億円	175億円
研究開発費	57億円	54億円	55億円	230億円	231億円	225億円
実質有利子負債(*1)	304億円	223億円	500億円	31億円	23億円	168億円
(フリーキャッシュフロー)						
営業活動	▲32億円	10億円	34億円	373億円	376億円	583億円
投資活動	▲67億円	▲34億円	▲54億円	▲162億円	▲162億円	▲188億円
フリーキャッシュフロー	▲99億円	▲24億円	▲20億円	211億円	214億円	395億円
期末在庫高	762億円	793億円	885億円	681億円	704億円	721億円
(要員数)						
国内	12,060人	11,964人	12,230人	11,806人	11,777人	11,849人
海外	12,159人	12,453人	12,484人	11,797人	11,856人	12,054人
合計(*2)	24,219人	24,417人	24,714人	23,603人	23,633人	23,903人
(事業別売上高)						
楽器	749億円 (55.8%)	736億円 (55.4%)	726億円 (57.6%)	3,015億円 (54.5%)	3,040億円 (54.8%)	2,934億円 (54.4%)
AV・IT	177億円 (13.2%)	177億円 (13.3%)	142億円 (11.3%)	860億円 (15.6%)	860億円 (15.5%)	783億円 (14.5%)
リビング	115億円 (8.6%)	104億円 (7.8%)	113億円 (9.0%)	460億円 (8.3%)	440億円 (7.9%)	448億円 (8.3%)
電子機器・金属	202億円 (15.0%)	212億円 (16.0%)	169億円 (13.4%)	760億円 (13.7%)	775億円 (14.0%)	769億円 (14.3%)
レクリエーション	45億円 (3.4%)	43億円 (3.2%)	48億円 (3.8%)	205億円 (3.7%)	200億円 (3.6%)	201億円 (3.7%)
その他	55億円 (4.1%)	58億円 (4.4%)	63億円 (5.0%)	230億円 (4.2%)	230億円 (4.1%)	261億円 (4.8%)
(事業別営業利益)						
楽器	51億円	66億円	55億円	140億円	155億円	105億円
AV・IT	4億円	18億円	2億円	40億円	45億円	44億円
リビング	5億円	▲1億円	4億円	15億円	1億円	15億円
電子機器・金属	65億円	77億円	61億円	185億円	200億円	300億円
レクリエーション	▲7億円	▲8億円	▲4億円	▲10億円	▲12億円	▲11億円
その他	1億円	▲2億円	0億円	5億円	1億円	▲2億円

(単独の状況) 売上高	896億円	925億円	869億円	3,450億円	3,470億円	3,454億円
営業利益	99億円 (11.0%)	137億円 (14.8%)	101億円 (11.6%)	210億円 (6.1%)	220億円 (6.3%)	270億円 (7.8%)
経常利益	107億円 (11.9%)	147億円 (15.9%)	107億円 (12.3%)	220億円 (6.4%)	230億円 (6.6%)	281億円 (8.1%)
当期利益	▲216億円	▲183億円	108億円 (12.4%)	5億円 (0.1%)	5億円 (0.1%)	256億円 (7.4%)

*1 実質有利子負債＝長短借入金＋転換社債－現預金
*2 要員数＝期末正社員在籍数＋期中平均正社員外要員在籍数
*3 2Q～4Q為替レート US$=110円、EUR=127円

当資料の記載内容のうち、将来に関する見通し及び計画に基づいた将来予測には、リスクや不確定な要素などの要因が含まれており、実際の成果や業績などは、記載の見通しとは異なる可能性があります。

Exhibit 2

First Quarter of FY2005 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	Initial Projections (May 07, 2004) 1Q	Results 1Q	Results (Previous Year) 1Q	Initial Projections (May 07, 2004) FY2005	Projections FY2005	Results (Previous Year) FY2004
Net Sales	134.3	132.9	126.1	553.0	554.5	539.5
JAPAN Sales	86.1 (64.1%)	87.2 (65.6%)	81.5 (64.6%)	320.3 (57.9%)	319.6 (57.6%)	320.8 (59.5%)
Overseas Sales	48.2 (35.9%)	45.7 (34.4%)	44.6 (35.4%)	232.7 (42.1%)	234.9 (42.4%)	218.7 (40.5%)
Operating Income	11.9 (8.9%)	15.0 (11.3%)	11.8 (9.4%)	37.5 (6.8%)	39.0 (7.0%)	45.1 (8.4%)
Recurring Profit	13.6 (10.1%)	17.2 (12.9%)	13.4 (10.6%)	40.0 (7.2%)	41.0 (7.4%)	51.0 (9.5%)
Net Income	−19.2	−12.6	12.6 (10.0%)	16.0 (2.9%)	19.5 (3.5%)	43.5 (8.1%)
Currency Exchange Rate (=yen)	110/US$ 127/EUR	109/US$ 132/EUR	119/US$ 124/EUR	110/US$ 127/EUR	110/US$ (*3) 128/EUR	114/US$ 129/EUR
ROE(%)	−7.7%	−5.0%	5.7%	6.0%	7.3%	18.4%
ROA(%)	−3.9%	−2.5%	2.5%	3.3%	3.9%	8.5%
Earnings per share	−93.2yens	−61.1yens	61.4yens	77.6yens	94.6yens	210.6yens
Capital Expenditure	6.6	4.0	4.2	25.1	25.0	21.2
Depreciation	5.2	4.8	4.4	21.3	20.5	17.5
R&D Expenditure	5.7	5.4	5.5	23.0	23.1	22.5
Loans & Equivalents (*1)	30.4	22.3	50.0	3.1	2.3	16.8
Free Cash Flow						
Operating Activities	−3.2	1.0	3.4	37.3	37.6	58.3
Investing Activities	−6.7	−3.4	−5.4	−16.2	−16.2	−18.8
Total	−9.9	−2.4	−2.0	21.1	21.4	39.5
Inventories at end of period	76.2	79.3	88.5	68.1	70.4	72.1
No. of Employees						
JAPAN	12,060	11,964	12,230	11,806	11,777	11,849
Overseas	12,159	12,453	12,484	11,797	11,856	12,054
Total (*2)	24,219	24,417	24,714	23,603	23,633	23,903
Sales by Business segment						
Musical Instruments	74.9 (55.8%)	73.6 (55.4%)	72.6 (57.6%)	301.5 (54.5%)	304.0 (54.8%)	293.4 (54.4%)
AV/IT	17.7 (13.2%)	17.7 (13.3%)	14.2 (11.3%)	86.0 (15.6%)	86.0 (15.5%)	78.3 (14.5%)
Life Related	11.5 (8.6%)	10.4 (7.8%)	11.3 (9.0%)	46.0 (8.3%)	44.0 (7.9%)	44.8 (8.3%)
Electronic Equipment	20.2 (15.0%)	21.2 (16.0%)	16.9 (13.4%)	76.0 (13.7%)	77.5 (14.0%)	76.9 (14.3%)
Recreation	4.5 (3.4%)	4.3 (3.2%)	4.8 (3.8%)	20.5 (3.7%)	20.0 (3.6%)	20.1 (3.7%)
Others	5.5 (4.1%)	5.8 (4.4%)	6.3 (5.0%)	23.0 (4.2%)	23.0 (4.1%)	26.1 (4.8%)
Operating Income by Business segment						
Musical Instruments	5.1	6.6	5.5	14.0	15.5	10.5
AV/IT	0.4	1.8	0.2	4.0	4.5	4.4
Life Related	0.5	−0.1	0.4	1.5	0.1	1.5
Electronic Equipment	6.5	7.7	6.1	18.5	20.0	30.0
Recreation	−0.7	−0.8	−0.4	−1.0	−1.2	−1.1
Others	0.1	−0.2	0.0	0.5	0.1	−0.2

Non Consolidated Basis

Net Sales	89.6	92.5	86.9	345.0	347.0	345.4
Operating Income	9.9 (11.0%)	13.7 (14.8%)	10.1 (11.6%)	21.0 (6.1%)	22.0 (6.3%)	27.0 (7.8%)
Recurring Profit	10.7 (11.9%)	14.7 (15.9%)	10.7 (12.3%)	22.0 (6.4%)	23.0 (6.6%)	28.1 (8.1%)
Net Income	−21.6	−18.3	10.8 (12.4%)	0.5 (0.1%)	0.5 (0.1%)	25.6 (7.4%)

*1 Loans & Equivalents = Loans(Short term , Long term) + Convertible Bonds − Cash & Bank Deposit

*2 No. of Employees = No. of Full-time Staff at end of period + Average No. of Temp. Staff

*3 2Q-4Q Currency Exchange Rates US$=110JPY EUR=127JPY

The forward-looking statements in this flash report contain inherent risks and uncertainties insofar as they are based on

Exhibit 3

２００４年８月２日

ヤマハ株式会社

（参考資料）　２００５年３月期第１四半期連結決算の概要と
通期業績予想の修正について

□**第１四半期業績の概要**　　　一前年同期比増収増益も、減損会計早期適用により純損失に一

２００５年３月期第１四半期連結業績は、前年同期実績に対し、リビング、レクリエーション事業等が売上減少となったものの、楽器事業、AV・IT 事業、及び電子機器・電子金属事業が堅調に推移し、連結売上高は前年同期比 5.4%増の１，３２９億円となりました。また、連結営業利益は前年同期比 26.6%増の１５０億円、連結経常利益 28.5%増の１７２億円となりましたが、固定資産の減損会計を早期適用したことにより、レクリエーション事業資産及び遊休不動産について３２５億円の減損損失を計上し、１２６億円の四半期純損失となりました。

□**事業セグメント別の売上高・営業利益の状況**　　　（　）内は原則として前年同期比増減率

・**楽器事業　　売上高　７３６億円（前年同期比 1.3%増）　営業利益　６６億円（同 18.7%増）**
ピアノ、クラビノーバの売上は減少となったものの、エレクトーンの新商品「STAGEA」が堅調に推移し、前年同期比で増収増益となりました。

・**AV・IT 事業　　売上高　１７７億円（同 24.5%増）　　営業利益　１８億円（同 734.4%増）**
ホームシアターのシステム商品や映像商品、企業向けルーターが売上を伸ばし、損益でも前年同期比で増益となりました。

・**リビング事業　売上高　１０４億円（同 7.6%減）　営業損失　１億円（前年同期 3.7 億円の営業利益）**
主力商品のシステムバスとシステムキッチンが競争の激化により伸び悩み、前年同期比売上減少となり、営業損失となりました。

・**電子機器・電子金属事業　売上高　２１２億円（同 25.0%増）　営業利益 ７７億円（同 25.5%増）**
半導体は、携帯電話用音源 LSI が韓国、中国市場向けを中心に売上を伸ばしました。電子金属事業は,概ね堅調に推移しました。 セグメント全体では、前年同期比増収増益となりました。

・**レクリエーション事業　売上高　４３億円（同 10.1%減）営業損失 7.8 億円（前年同期 4.5 億円の営業損失）**
「寸座ビラ」の閉鎖（昨年６月末）、「キロロ」ゴルフ場事業撤退（昨年 10 月末）の影響に加え、「キロロリゾート」の集客数減少により、売上高は前年同期比減少となりました。また、損益も前年同期比減益となりました。

・**その他事業　　　売上高　５８億円（同 8.3%減）営業損失 1.9 億円（前年同期 0.3 億円の営業利益）**
ゴルフ事業及び自動車用内装部品事業は概ね堅調に推移しましたが、FA・金型事業は、携帯電話用マグネシウム部品が前年同期比減収となり、セグメント全体では、減収減益となりました。

□**通期業績予想について**　―連結・単独通期業績予想を上方修正―

２００５年３月期の連結通期業績予想については、第１四半期業績及び今後の業績動向を踏まえ、５月７日に発表した予想数値、売上高５，５３０億円、営業利益３７５億円、経常利益４００億円、当期純利益１６０億円を、各々　売上高５，５４５億円、営業利益３９０億円、経常利益４１０億円、当期純利益１９５億円と上方修正いたします。

単独業績についても　５月７日発表予想数値、売上高３，４５０億円、営業利益２１０億円　経常利益２２０億円を、各々、売上高３，４７０億円、営業利益２２０億円、経常利益を２３０億円と上方修正いたします。尚、当期純利益については、５月７日発表予想数値どおりの５億円といたします。

注）文章中の売上高、損益の数値は、原則億円未満四捨五入で記載しております。
　　また（　）内は原則前年同期比増減率です。

以上

Exhibit 3

August 2, 2004

Company Name: YAMAHA CORPORATION
President and
Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo stock exchange)

Overview of Consolidated Performance in the First Quarter of Fiscal 2005 and Revised Fiscal 2005 Performance Forecast

(Supplementary Data)

Business performance for the first quarter of fiscal 2005: shift to impairment accounting system results in net loss despite increased sales and income compared with the first quarter of fiscal 2004

In the first quarter of fiscal 2005, ending March 31, 2005, although sales in the lifestyle-related products and recreation businesses decreased, consolidated net sales amounted to ¥132.9billion, a 5.4% increase compared with the first quarter of the previous fiscal year. The increase reflects strong sales of musical instruments, AV/IT products, and electronic equipment and metal products. Consolidated operating income increased 26.6% from the first quarter of the previous fiscal year, to ¥15.0 billion, and consolidated recurring profit rose 28.5%, to ¥17.2 billion. However, due to the accelerated implementation of impairment accounting standards during the term under review, we recorded a ¥32.5 billion impairment loss on idle real estate and impaired assets in the recreation business, resulting in a net loss of ¥12.6 billion for the quarter.

Net Sales and Operating Income by Business Segment

Note: Figures in parentheses represent changes from the first quarter of fiscal 2004

Musical Instruments Segment sales amounted to ¥73.6billion (up 1.3%), and operating income totaled ¥6.6 billion (up 18.7%).

Steady demand for the latest Electone (STAGEA) offset decreases in piano and electronic piano (Clavinova) sales, resulting in slightly higher overall sales and an increase in operating income.

AV/IT Segment sales totaled ¥17.7billion (up 24.5%), and operating income amounted to ¥1.8 billion (up 734.4%).

Sales of system products, video products for home theaters, and routers for business use increased, while operating income rose compared with the first quarter of fiscal 2004.

Lifestyle-Related Products Segment sales totaled ¥10.4 billion (down 7.6%), and operating loss amounted to ¥0.1 billion (compared with operating income of ¥0.37billion).

Due to intensified competition in the market for mainstay system bathroom and kitchen products, sales decreased compared with the first quarter of fiscal 2004, resulting in an operating loss.

Electronic Equipment and Metal Products Segment sales totaled ¥21.2 billion (up 25.0%), and operating income amounted to ¥7.7 billion (up 25.5%).

In semiconductors, sales of LSI sound chips for mobile phones grew substantially thanks to strong demand in China and South Korea. Profitability improved in electronic metal products. Overall, segment sales and income increased compared with the first quarter of the previous fiscal year.

Recreation Segment sales totaled ¥4.3 billion (down 10.1%), and operating loss amounted to ¥0.78 billion, compared with operating loss of ¥0.45 billion in the first quarter of fiscal 2004.

Sales decreased compared with the first quarter of fiscal 2004, reflecting a decline in the number of customers at the Kiroro Resort and the closures of Sunza Villa (June 2003) and the Kiroro Golf Club (October 2003). Operating loss increased.

Others Segment sales amounted to ¥5.8 billion (down 8.3%), and operating loss totaled ¥0.19billion (compared with operating income of ¥0.03 billion in the first quarter of fiscal 2004).

Although sales of golf products and automobile interior wood components remained strong, in FA products and metallic molds, sales of magnesium components for mobile phones decreased, resulting in an overall decline in sales and income for the segment as a whole.

Outlook for Fiscal 2005 Consolidated and non-consolidated performance forecasts were revised upward.

Yamaha has made upward revisions to its 2005 consolidated forecast, which was announced on May 7, 2004. The original projections were net sales of ¥553.0 billion, operating income of ¥37.5 billion, recurring profit of ¥40.0 billion, and net income of ¥16.0 billion. However, in light of the Company s strong first quarter performance, our revised projections are net sales of ¥554.5 billion, operating income of ¥39.0 billion, recurring profit of ¥41.0 billion, and net income of ¥19.5 billion.

On a non-consolidated basis, the original May 7 projections were net sales of ¥345.0 billion, operating income of ¥21.0 billion, and recurring profit of ¥22.0 billion. Under the revised forecast, Yamaha projects net sales of ¥347.0 billion, operating income of ¥22.0 billion, and recurring profit of ¥23.0 billion. The forecast for non-consolidated net income is unchanged, at ¥0.5 billion.

For further information, please contact:

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Mr. Mike Tanaka

TEL. +81-3-5488-6601
FAX +81-3-5488-5060

Exhibit 4

2005年3月期
第1四半期決算説明会

2004年8月2日

ヤマハ株式会社

2005/3期 1Q決算の概要

YAMAHA

➢売上高は当初予想に対し、若干未達に終ったものの、営業利益は増益となり、全体としては、新中期経営計画「YSD50」の初年度としてほぼ順調なスタートを切ることができた

■売上高は、当初予想比14億円の減収、前年同期比では68億円の増収
楽器、AV･IT、電子機器･金属は対前年同期増収
一方、リビング、レクリエーションは減収

■営業利益は中核事業の楽器、AV･IT、電子機器･金属の増益寄与により、当初予想比31億円及び前年同期比32億円の増益

■ユーロ高に伴う為替益は7億円

■レクリエーション事業資産及び遊休不動産につき、減損会計の早期適用を実施し、325億円の特別損失を計上
四半期純損失は126億円

■1Q末在庫は、前年同期比では92億円減少したものの、当初予想比では、31億円の増加
楽器の在庫増が主因

■実質有利子負債は、前年同期比277億円、当初予想比81億円の減少

2005/3期 1Q業績概要

YAMAHA

➢前年同期実績に対し増収増益。
当初予想(5/7)に対しては減収増益

(億円)

	04/3 (1Q) 実績	05/3 (1Q) 実績	前年同期比	当初予想	当初予想比
売上高	1,261	1,329	+5.4%	1,343	▲1.0%
営業利益 (営業利益率)	118	150	+27.1%	119	+26.1%
経常利益 (経常利益率)	134	172	+28.4%	136	+26.5%
当期利益 (当期利益率)	126	▲126	−	▲192	−
持分法損益	24	28		21	

為替レート

		04/3 (1Q) 実績	05/3 (1Q) 実績	当初予想
売上高	US$	118	110	110
	EUR	135	132	127
利益	US$	119	109	110
	EUR	124	132	127

2005/3期 1Q事業別売上高

(億円)



1,261
1,329 (+5.4%)
1,350 (+7.1%)
1,343
1,322 (▲1.6%)
レク 他
電子機器・金属
リビング
AV・IT
楽 器
111
169
113
142
726
101 (▲9.0)
212 (+25.4)
104 (▲8.0)
177 (+24.6)
736 (+1.4)
101
212
104
181 (+27.5)
752 (+3.6)
100
202
115
177
749
101 (+1.0)
212 (+5.0)
104 (▲9.6)
175 (▲1.1)
731 (▲2.4)
04/3 (1Q)
05/3 (1Q)
05/3 (1Q)
為替影響 = ▲21 調整後
05/3 (1Q)
(当初予想)
05/3 (1Q)
為替影響 = 7 調整後
前年同期比較
( )内は前年同期比
当初予想比較
( )内は当初予想比

2005/3期 1Q営業利益増減分析



(億円)
118
為替益
+7
営業
粗利益増
+27
製造損益
+9
販管費増
▲11
150
04/3(1Q)営業利益
05/3(1Q)営業利益

2005/3期　1Q事業別営業利益

（億円）

	04/3（1Q）	05/3（1Q）	+/▲	為替影響	実質+/▲	当初予想（5/7発表）
楽器	55	66	+11	+2	+9	51
AV・IT	2	18	+16	+5	+11	4
リビング	4	▲1	▲5		▲5	5
電子機器・金属	61	77	+16		+16	65
レクリエーション	▲4	▲8	▲4		▲4	▲7
その他	0	▲2	▲2		▲2	1
計	118	150	+32	+7	+25	119

＊当初(5/7)予想との比較では、＋31億円。
内、1Qでの為替影響は＋5億円（楽器　＋4億円、AV･IT ＋1億円）
従って、実質ベースでは当初予想に対し、26億円の増益

2005/3期 通期業績予想

YAMAHA

➢2-4Q為替レートは、当初どおりのUS$=110円、EUR=127円を前提　（億円）

	中間期			通期		
	05/3（当初予想）	05/3（今回予想）	04/3（前年実績）	05/3（当初予想）	05/3（今回予想）	04/3（前年実績）
売上高	2,730	2,735	2,662	5,530	5,545	5,395
営業利益	230 (8.4%)	255 (9.3%)	264 (9.9%)	375 (6.8%)	390 (7.0%)	451 (8.4%)
経常利益	255 (9.3%)	280 (10.2%)	297 (11.2%)	400 (7.2%)	410 (7.4%)	510 (9.5%)
当期利益	▲100 (－)	▲50 (－)	262 (9.8%)	160 (2.9%)	195 (3.5%)	435 (8.1%)
持分法損益	42	42	52	70	70	104

為替レート		05/3（当初予想）	05/3（今回予想）	04/3（前年実績）	05/3（当初予想）	05/3（今回予想）	04/3（前年実績）
売上高	US$	110	110	118	110	110	113
売上高	EUR	127	130	133	127	128	133
利益	US$	110	110	119	110	110	114
利益	EUR	127	130	128	127	128	129

2005/3期 通期営業利益増減分析



（億円）
製造損益
+6
為替損
▲3
営業
粗利益減
▲13
販管費増
▲51
451
390
04/3営業利益
05/3営業利益
（予想）

楽器事業

1Qの状況

- 前年同期比増収増益
- 実質売上は前年同期比3.6%の増収
  （当初予想比では2.4%の減収）
- 米国は当初予想に対しショート。特にピアノ低迷。
  米国以外は中国も含めほぼ当初予想通り
- “STAGEA”効果でエレクトーンは前年同期比倍増
- 1Q末在庫は当初予想比増加
- コンテンツは、国内で「着うた」順調、海外は台湾
  米、豪で成果進展

通期の予想と重点施策

- 通期売上高は、エレクトーン、電子楽器の増収を
  見込み、当初計画＋25億円の3,040億円に修正
- 新商品の確実な導入と拡売期待
  ディスクラビア MarkⅣ
  New CVPシリーズ、PM5D
- 米国市場での挽回と欧州市場での安定成長継続
- 国内は音楽教室布石継続とエレクトーン2年目以降
  対策推進
- 中国市場での基盤構築
- 製造構造改革のスピードアップ



（億円）
その他
ヤマハ楽器
726
231
495
55
04/3
736
236
500
66
05/3 実績
749
229
520
51
05/3 当初予想
売上高
営業利益
2,934
902
2,032
105
04/3
3,040
887
2,153
155
05/3 今回予想
3,015
888
2,127
140
05/3 当初予想
（億円）

AV・IT事業

YAMAHA

1Qの状況

- 1Q実質売上は、当初予想どおり。商品開発遅れで低迷した前年同期に対し＋27.5%の大幅な増加
- AVは北米好調。通信カラオケ、ルーターは引き続き順調
- 営業利益は、為替による増益、コストダウン効果等により、当初予想、前年同期に対し大幅な増益達成
- 1Q末在庫は、ほぼ当初予想どおりの水準

通期の予想と重点施策

- 通期売上高は、当初予想どおりの860億円
- ホームシアター事業の成長継続
  - 需要変化への対応・・・薄型TVにマッチした商品開発
  - 他メーカー、他ブランドとのアライアンス推進
  - 中高級AVレシーバーの拡売、低価格システム商品の拡充
  - 中国、韓国市場での販売網整備
- ルーター事業強化
  - VPN対応強化



ルーター
A V
142
11
131
2
04/3
177
17
160
18
05/3
実績
177
18
159
4
05/3
当初予想
(億円)
売 上 高
営 業 利 益
783
64
719
44
04/3
860
85
775
45
05/3
今回予想
860
84
776
40
05/3
当初予想
(億円)

電子機器・金属事業

YAMAHA

1Qの状況

- 1Qは、半導体、電子金属ともほぼ当初予想どおり堅調に推移
- 半導体は、引き続き携帯電話用音源LSIが中国、韓国市場向け伸長
- 電子金属は、市場拡大による活況継続と地金価格上昇による単価増で当初予想に対し増収

通期の予想

- 通期売上高は、ほぼ当初予想並み
- 主力の携帯電話用音源LSIは、2Q以後中国で在庫調整の動き
- 電子金属は、市況の後押しもあり引き続き好調継続



169
212
202
(億円)
電子金属
半導体
38
133
61
37
175
77
33
169
65
売上高
営業利益
04/3
05/3
実績
05/3
当初予想



769
775
760
(億円)
129
640
300
138
637
200
128
632
185
04/3
05/3
今回予想
05/3
当初予想

リビング事業

1Qの状況

- 1Q売上は、卸ルート苦戦し、前年同期比7.6%減収。損益も赤字転落
- 主力の浴室は2月の新商品が好感されたものの、期待外れの売上となった
- 新商品投入の遅れたキッチンは引き続き低迷

通期の予想と重点施策

- 通期売上計画を当初予想から20億円引き下げ、440億円に設定。減収に加え、設備投資に伴う償却費負担重いが、通期営業黒字を目指す
- 秋のキッチン新商品及び浴室商品追加により、反転上昇期待
- エア・ウォーター・エモト社との提携効果拡大と商品開発力強化継続



施工費他
キッチン
浴　室
(億円)
113
17
40
56
4
04/3
104
15
35
54
05/3
実績
115
16
43
57
5
05/3
当初予想
売　上　高
営　業　利　益
(億円)
448
67
172
209
15
04/3
440
62
167
211
05/3
今回予想
460
63
174
223
15
05/3
当初予想

レクリエーション事業

YAMAHA

1Qの状況

- 「キロロ」が集客数減少で苦戦。その他の施設はほぼ当初予想どおりで推移
- 減収に伴い、1Qの赤字幅拡大
- 「寸座ビラ」、「キロロ」ゴルフ場閉鎖による前年同期比影響額は約2億円

通期の予想と重点施策

- 当初予想に対し、減収減益
- 集客数確保施策の展開と一層の営業効率向上により、収益改善を目指す
- 下期がオンシーズンとなる「キロロ」対策が最大のテーマ



(億円)
48
43
45
▲4
▲8
▲7
04/3
05/3
実績
05/3
当初予想

売上高

営業利益



(億円)
201
200
205
▲11
▲12
▲10
04/3
05/3
今回予想
05/3
当初予想

その他事業

1Qの状況

- 自動車用内装部品、ゴルフの1Q売上は、前年同期並み乃至増収
- 携帯電話用Mg部品は当初予想並みの売上となったが、前年同期比では半減
- セグメント全体の損益は当初予想に対し減益

通期の予想と重点施策

- 通期売上高は、当初予想どおりの230億円
- 携帯電話用Mg部品の歩留まり向上による収益力強化と製法改革による自動車用内装部品のコストダウンが課題



(億円)
YFT他
ゴルフ
自動車用部品
63
33
7
23
0
04/3
58
27
7
24
▲2
05/3
実績
55
24
7
24
05/3
当初予想
売上高
営業利益



(億円)
261
130
22
109
▲2
04/3
230
106
26
98
05/3
今回予想
230
109
25
96
5
05/3
当初予想

棚卸資産

YAMAHA

➢1Q末在庫は当初予想に対し増加
期末にかけて、在庫の圧縮を図る

（億円）



1Q末
期末
仕掛品
/材料
他 製品
AV･IT
楽 器
885
276
63
95
451
793
273
12
86
422
762
260
22
84
396
721
250
14
82
375
704
254
21
64
365
681
235
17
64
365
03/6
04/6
04/6
（当初予想）
04/3
05/3
（今回予想）
05/3
（当初予想）

実質有利子負債

➢4Q末の実質借入金残高は23億円


(億円)
フリーキャッシュフロー
114
▲20
415
▲24
238
03/3 (1−4Q)
03/6 (1Q)
04/3 (2−4Q)
04/6 (1Q)
05/3 (2−4Q) (予想)
転換社債
長短借入金 − 現預金
460
243
217
500
243
257
168
168
223
223
23
23
03/3
03/6
04/3
04/6
05/3 (予想)

＊上記の他に

リゾート預託金残高	368	365	308	299	279

予想貸借対照表

YAMAHA

➢04/6で減損処理により、資本勘定、総資本減少

（億円）

	03/6末	04/3末	04/6末	05/3末
現預金	332	321	305	452
売上債権	795	787	810	772
棚卸資産	885	721	793	704
他流動資産	172	188	222	229
固定資産	2,943	3,070	2,788	2,783
資産計	5,127	5,087	4,918	4,940
仕入債務	440	399	428	428
借入金	589	489	529	475
転換社債	243	0	0	0
他負債	1,554	1,602	1,502	1,292
資本計	2,301	2,597	2,459	2,745
負債・資本計	5,127	5,087	4,918	4,940

＊他負債に少数株主持分を含む

付属資料

日本市場のヤマハ楽器販売状況

YAMAHA

1Qでは、ピアノが総需要の減少に伴い、苦戦したものの、エレクトーン「STAGEA」の導入により、前年同期をクリアー。
通期でも、エレクトーンの増収が見込まれ、久しぶりに前期比反転を期待



(億円)
( )内は前年同期比
1Q実績のうち、02/3及び03/3は社内管理ベース数値
1500
1000
500
0
408
403
(99%)
385
(96%)
397
(103%)
1,428
1,394
(98%)
1,344
(96%)
1,360
(101%)
199
190
592
559
(94%)
517
音楽教室他
ヤマハ楽器
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
(予想)
1Q実績
通期ベース

アメリカ市場のヤマハ楽器販売状況

楽器店の流通在庫調整に伴い、1Qでは、ピアノ・電子ピアノが対計画で大きくショート。
2Q、3Qに自動演奏ピアノ等の新商品導入により、挽回予定。



卸金額
(百万US$)
600
500
400
300
200
100
0
93
103
(110%)
96
(94%)
95
(99%)
470
501
(107%)
532
(106%)
563
(106%)
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
(予想)
1Q 実 績
通 期 ベース

ドイツ市場のヤマハ楽器売上推移

YAMAHA

経済状況はやや改善しつつあるものの消費は依然停滞。 ディーラーへの出荷は好調だが、小売状況は厳しい。 ポータブルキーボードの新商品効果に期待。



卸金額
（百万EURO）
250
200
150
100
50
0
45
45
(100%)
43
(97%)
43
(99%)
190
194
(102%)
188
(97%)
200
(106%)
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
（予想）
1Q 実 績
通 期 ベース

イギリス市場のヤマハ楽器売上推移

YAMAHA

ピアノは価格の見直しを行い販売増、管楽器も学校販売プログラム開始により好調。
電子楽器の小売が低調だが、新商品の安定供給により回復を見込む。



卸金額
(百万£)
80
60
40
20
0
11
11
(102%)
12
(107%)
12
(101%)
62
63
(102%)
65
(103%)
68
(104%)
02/3
03/3
04/3
05/3
02/3
03/3
04/3
05/3
(予想)
1Q 実 績
通 期 ベース

ホームシアター市場規模
(ホームシアターシステム＋アンプ・レシーバー)

YAMAHA



＜ホームシアターシステム＞
1,115
1,009
836
570
439
他
日本
欧州
北米
01
02
03
04 (予想)
05 (予想)



＜AVアンプ・レシーバー＞
数量 (万台)
343
351
325
305
297
他
日本
欧州
北米
01
02
03
04 (予想)
05 (予想)

AV マーケットシェア

〈日本〉



ホームシアターシステム
金額シェア(GfKJ)
20%
10%
0%
14%
11%
10%
12%
'01
'02
'03
'04(1-6月)



AVアンプ：金額シェア(GfKJ)
40%
30%
20%
10%
0%
31%
33%
39%
36%
'01
'02
'03
'04(1-6月)

〈アメリカ〉



ホームシアターシステム
金額シェア(INTELECT)
10%
5%
0%
7%
5%
6%
7%
'01
'02
'03
'04(1-5月)



AVアンプ：金額シェア(INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
33%
'01
'02
'03
'04(1-5月)

世界の携帯電話端末市場動向

YAMAHA

- 携帯端末販売台数は今後も増加
  '03年 5.2億台→'04年 6億台
- 欧米先進国市場はカラー液晶・高機能化で買い替え需要が活発化
- BRICs市場の成長が総需要を底上げ
- 中国市場は拡大基調継続するものの、流通在庫増加し、在庫調整の動き
- シェア低下のNokiaは、大幅値下げによるシェア巻き返しを狙う



（億台）
6.0
5.0
4.0
3.0
2.0
1.0
0.0
'00
'01
'02
'03
'04
予想

（※出典：データクエスト）

2005/3期 1Q営業外損益、特別損益

(億円)

	04/3(1Q)実績	05/3(1Q)実績	05/3(1Q)当初予想
営業外損益			
持分法利益	24	28	21
金融収支	▲1	2	4
その他	▲7	▲8	▲8
計	+16	+22	+17
特別損益			
固定資産処分損益		▲1	▲7
その他	1	▲323 (・減損損失 ▲325)	▲320 (・減損損失 ▲320)
計	+1	▲324	▲327
法人税他			
法人税等	7	▲27	8
少数株主持分	1	1	0
計	8	▲26	8

2005/3期 通期営業外損益、特別損益

YAMAHA

（億円）

	04/3実績	05/3今回予想	05/3当初予想
営業外損益			
持分法利益	104	70	70
金融収支	▲10	▲4	▲6
その他	▲35	▲46	▲39
計	+59	+20	+25
特別損益			
固定資産処分損益	▲23	▲7	▲5
その他	▲12	▲78	▲75
計	▲35	▲85	▲80
法人税他			
法人税等	35	124	154
少数株主持分	5	6	6
計	40	130	160

04/3実績 その他 ▲12：
・総報酬制移行過年度社会保険料▲9
・EC課徴金 ▲3

05/3今回予想 その他 ▲78：
・代行返上益 195
・資産処分益等50
・減損損失 ▲325

05/3当初予想 その他 ▲75：
・代行返上益 195
・資産処分益等50
・減損損失 ▲320

この資料の中で、将来の見通しに関する数値につきましては、ヤマハ及びヤマハグループ各社の現時点での入手可能な情報に基いており、この中にはリスクや不確定な要因も含まれております。

従いまして、実際の業績は、事業を取り巻く経済環境、需要動向、米ドル、ユーロを中心とする為替動向等により、これらの業績見通しと大きく異なる可能性があります。

Exhibit 4

RECEIVED
2004 SEP -3 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Analyst and Investor Briefing on the First Quarter of on the Fiscal Year Ending March 31, 2005

(April 1, 2004, to June 30, 2004)

August 2, 2004

YAMAHA CORPORATION

Overview of Performance in the First Quarter

YAMAHA

➢ **Fiscal 2005 is the first year of Yamaha's new medium-term management plan. In 1Q fiscal 2005, although net sales were slightly lower than projected, operating income was higher than expected, and the Company made a good start overall.**

- Net sales, while ¥1.4 billion lower than initially projected, were ¥6.8 billion higher than in 1Q fiscal 2004. Sales of musical instruments, AV/IT products, and electronic equipment and metal products increased compared with 1Q fiscal 2004.
  However, sales in the lifestyle-related products and recreation businesses declined.
- Due to increased income from core musical instruments, AV/IT products, and electronic equipment and metal products, operating income compared with the initial projection and 1Q fiscal 2004 increased ¥3.1 billion and ¥3.2 billion, respectively.
- Due to the strong euro, Yamaha recorded ¥0.7 billion in gain on foreign exchange.
- The Company recorded an impairment loss of ¥32.5 billion owing to the accelerated application of impairment accounting standards for idle real estate assets and fixed assets in the recreation business
  In 1Q fiscal 2005, net loss amounted to ¥12.6 billion
- At the end of 1Q fiscal 2005, inventory levels were ¥3.1 billion above the initial projection, although ¥9.2 billion below the 1Q fiscal 2004 level.
  Increased musical instrument inventories were a major factor.
- Actual interest-bearing debt compared with 1Q fiscal 2004 and the initial projection decreased ¥27.7 billion and ¥8.1 billion, respectively.

Performance in the First Quarter

YAMAHA

- Sales and income increased compared with 1Q fiscal 2004
- Lower sales and higher income than initially projected on May 7, 2004

(Billions of Yen)

	FY2004 1Q	FY2005 1Q	Change from same period of previous year	Initial Projections	Change from Initial projections
Net Sales	126.1	132.9	+5.4%	134.3	(1.0)%
Operating Income (Operating Income Ratio)	11.8	15.0	+27.1%	11.9	+26.1%
Recurring Profit (Recurring Profit Ratio)	13.4	17.2	+28.4%	13.6	+26.5%
Net Income (Net Income Ratio)	12.6	(12.6)	–	(19.2)	–
Equity Method Income	2.4	2.8		2.1	

Currency Exchange Rate

		FY2004 1Q	FY2005 1Q	Initial Projections
Net Sales	US$	118	110	110
	EUR	135	132	127
Operating Income	US$	119	109	110
	EUR	124	132	127

Net Sales by Business Segment in the First Quarter


YAMAHA
(Billions of Yen)
Recreation & Others
Electronic Equipment and Metal Products
Lifestyle-Related Products
AV/IT
Musical Instruments
126.1
11.1
16.9
11.3
14.2
72.6
FY2004 (1Q)
132.9(+5.4%)
10.1 (-9.0)
21.2 (+25.4)
10.4 (-8.0)
17.7 (+24.6)
73.6 (+1.4)
FY2005 (1Q)
135.0(+7.1%)
10.1
21.2
10.4
18.1 (+27.5)
75.2 (+3.6)
FY2005 (1Q)
After translation adjustment = ¥(2.1) bn.
134.3
10.0
20.2
11.5
17.7
74.9
FY2005 (1Q)
(Initial Projections)
132.2 (-1.6%)
10.1 (+1.0)
21.2 (+5.0)
10.4 (-9.6)
17.5 (-1.1)
73.1 (-2.4)
FY2005 (1Q)
After translation adjustment = ¥0.7 bn.
Compared with Same Period of the Previous Year
Compared with the Initial Projections

Figures in parentheses represent changes from same period of the previous year

Figures in parentheses represent deviations from the initial projections

Breakdown of Operating Income/Loss in the First Quarter


(Billions of Yen)
11.8
Gain on Foreign Exchange
0.7
Increase in Gross Profit
2.7
Decrease in Manufactur-ing Costs
0.9
Increase in SG&A Expenses
(1.1)
15.0
FY2004 1Q Operating Income
FY2005 1Q Operating Income

Operating Income by Business Segment in the First Quarter

YAMAHA

(Billions of Yen)

	FY2004 (1Q)	FY2005 (1Q)	Increase/ (Decrease)	Currency Exchange Impact	Actual Increase/ (Decrease)	Initial (May 7) Projections
Musical Instruments	5.5	6.6	+1.1	+0.2	+ 0.9	5.1
AV/IT	0.2	1.8	+1.6	+0.5	+1.1	0.4
Lifestyle-Related Products	0.4	(0.1)	(0.5)		(0.5)	0.5
Electronic Equipment and Metal Products	6.1	7.7	+1.6		+1.6	6.5
Recreation	(0.4)	(0.8)	(0.4)		(0.4)	(0.7)
Others	0	(0.2)	(0.2)		(0.2)	0.1
TOTAL	11.8	15.0	+3.2	+0.7	+2.5	11.9

*Operating income was ¥3.1 billion more than projected on May 7th.
Of that, the influence of exchange gains in the first quarter was ¥0.5 billion (¥0.4 billion for musical instruments and ¥0.1 billion for AV/IT products)
Thus, in real terms, operating income was ¥2.6 billion more than projected

Forecasts of Business Performance in FY2005 (Full Year)

YAMAHA

➢Consistent with the initial forecast, 2Q-4Q exchange rates are assumed to be $US = ¥110 and Euro = ¥127

(Billions of Yen)

	Interim Period			Full Year		
	FY2005 (Initial Projections)	FY2005 (Projections)	FY2004 (Previous Year)	FY2005 (Initial Projections)	FY2005 (Projections)	FY2004 (Previous Year)
Net Sales	273.0	273.5	266.2	553.0	554.5	539.5
Operating Income (Operating Income Ratio)	23.0 (8.4%)	25.5 (9.3%)	26.4 (9.9%)	37.5 (6.8%)	39.0 (7.0%)	45.1 (8.4%)
Recurring Profit (Recurring Profit Ratio)	25.5 (9.3%)	28.0 (10.2%)	29.7 (11.2%)	40.0 (7.2%)	41.0 (7.4%)	51.0 (9.5%)
Net Income (Net Income Ratio)	(10.0) (-)	(5.0) (-)	26.2 (9.8%)	16.0 (2.9%)	19.5 (3.5%)	43.5 (8.1%)
Equity Method Income	4.2	4.2	5.2	7.0	7.0	10.4

Currency Exchange Rate		FY2005 (Initial Projections)	FY2005 (Projections)	FY2004 (Previous Year)	FY2005 (Initial Projections)	FY2005 (Projections)	FY2004 (Previous Year)
Net Sales	US$	110	110	118	110	110	113
	EUR	127	130	133	127	128	133
Operating Income	US$	110	110	119	110	110	114
	EUR	127	130	128	127	128	129

FY2005 (Full Year) Breakdown of Operating Income

YAMAHA

(Billions of Yen)



Decrease in Manufactur-ing Costs
0.6
(0.3)
Loss on Foreign Exchange
Decrease in Gross Profit
(1.3)
Increase in SG&A Expenses
(5.1)
45.1
39.0
FY2004 Operating Income
FY2005 Operating Income (Projection)

Musical Instruments

YAMAHA

1Q Overview

- Increased sales and income compared with 1Q fiscal 2004
- Sales increased 3.6% in real terms compared with 1Q fiscal 2004 (Sales decreased 2.4% compared with the initial projection)
- Sales were lower than expected in U.S. market; piano sales were particularly sluggish
  Sales in all other countries, including China, were consistent with the initial projection
- The success of "STAGEA™" resulted in a doubling of Electone™ sales compared with 1Q fiscal 2004
- Inventories at the end of 1Q fiscal 2005 were higher than initially projected
- In the content business, "chaku-uta" sold well in Japan and other content businesses are being successfully developed for Taiwan, U.S., and Australian markets



72.6
73.6
74.9
(Billions of Yen)
Music schools, etc.
YAMAHA Musical instruments
23.1
49.5
5.5
23.6
50.0
6.6
22.9
52.0
5.1
Sales
Operating Income
FY2004
FY2005
FY2005 Initial Projections

FY2005 Projections and Priority Policies

- In fiscal 2005, sales of Electone™ and electronic instruments are expected to increase. Revised projections are ¥2.5 billion higher, at ¥304.0 billion
- Assured introduction of new products and expectation of expanded sales
  Disklavier Mark IV
  New CVP Series, PM 5D
- Recovery of U.S. market and continued stable growth in the European market
- In Japan, continue pursuing strategies for music school business and take measures to promote Electone™ sales beyond the second year
- Establish foundation in the Chinese market
- Accelerate reformation of manufacturing system



293.4
304.0
301.5
(Billions of Yen)
90.2
203.2
10.5
88.7
215.3
15.5
88.8
212.7
14.0
FY2004
FY2005 Projections
FY2005 Initial Projections

AV/IT

YAMAHA

1Q Overview

- In real terms, 1Q fiscal 2005 sales were consistent with the initial projections and 27.5% higher than in 1Q fiscal 2004. 1Q fiscal 2004 sales were sluggish due to the delay of product development
- Strong sales of AV products in North America
  Sales of on-line karaoke and routers remained favorable
- Operating income increased dramatically compared with the initial projection and 1Q fiscal 2004 owing to a gain on foreign currency exchange and reduced costs
- Inventories at the end of 1Q fiscal 2005 were consistent with the initial projection

FY2005 Projections and Priority Policies

- In fiscal 2005, sales of ¥86.0 billion are projected for fiscal 2005 (no change from initial projections)
- Home theater business will continue to grow
  Develop products for use with flat-screen TVs in response to evolving demand
  Form alliances with other manufacturers and brands
  Increase sales of high- and medium-end AV receivers and expand line of inexpensive system products
  Establish sales networks in China and South Korea
- Strengthen router business
  Develop products compatible with VPN (Virtual Private Network)



Routers
AV
14.2
1.1
13.1
0.2
17.7
1.7
16.0
1.8
17.7
1.8
15.9
0.4
(Billions of Yen)
FY2004
FY2005
FY2005 Initial Projections

Sales

Operating Income



78.3
6.4
71.9
4.4
86.0
8.5
77.5
4.5
86.0
8.4
77.6
4.0
(Billions of Yen)
FY2004
F2005 Projections
FY2005 Initial Projections

Electronic Equipment and Metal Products

YAMAHA

1Q Overview

- As expected, in 1Q fiscal 2005, sales of semiconductors and electronic metals were strong
- Sales of LSI sound chips for mobile phones continued to increase in China and South Korea
- The market for electronic metals continued to expand, and rising bare metal prices drove up unit prices, resulting in higher than expected earnings

FY2005 Projections

- The current outlook for sales for fiscal 2005 is consistent with the initial projection
- Inventory adjustments of LSI sound chips for mobile phones will take place in 2Q fiscal 2005 in China
- In electronic metals, strong sales are expected due to favorable market conditions



Electronic Metals
Semiconductors
16.9
3.6
13.3
6.1
21.2
3.7
17.5
7.7
20.2
3.3
16.9
6.5
(Billions of Yen)
FY2004
FY2005
FY2005 Initial Projections
Sales
Operating Income
76.9
12.9
64.0
30.0
77.5
13.8
63.7
20.0
76.0
12.8
63.2
18.5
(Billions of Yen)
FY2004
FY2005 Projections
FY2005 Initial Projections

Lifestyle-Related Products

YAMAHA

1Q Overview

- In 1Q fiscal 2005, intensified competition caused sales to fall 7.6% compared with 1Q fiscal 2004
  The segment also recorded an operating loss
- Sales of mainstay system bathrooms were lower than projected despite a favorable response to new products released in February
- The introduction of new kitchen products was delayed and sales remained stagnant

FY2005 Projections and Priority Policies

- In fiscal 2005, sales are expected to be ¥44.0 billion, ¥2.0 billion less than originally projected. Our goal is to restore profitability despite sales declines and an increase in depreciation expenses due to capital investment
- Sales are expected to improve due to the introduction of new system kitchens in autumn and additional bathroom products
- Increase benefits of operational tie-up with Air Water Emoto Co., Ltd., and reinforce product development capabilities



(Billions of Yen)
Others
System Kitchens
Bathrooms
11.3
1.7
4.0
5.6
0.4
FY2004
10.4
1.5
3.5
5.4
(0.1)
FY2005
11.5
1.6
4.3
5.7
0.5
FY2005 Initial Projections
Sales
Operating Income (Loss)
(Billions of Yen)
44.8
6.7
17.2
20.9
1.5
FY2004
44.0
6.2
16.7
21.1
0.1
FY2005 Projections
46.0
6.3
17.4
22.3
1.5
FY2005 Initial Projections

Recreation

1Q Overview

- Sales decreased due to a decline in the number of visitors to the "Kiroro" Resort
- Sales from other facilities were in line with initial projections
- Decreased sales pushed the segment deeper into the red in 1Q fiscal 2005
- Impact of closure of "Sunza Villa" and "Kiroro" Golf Course decreased sales of approximately ¥0.2 billion compared with 1Q fiscal 2004

FY2005 Projections and Priority Policies

- Sales and income targets have been revised downward
- Aim for improved profitability through enhanced operating efficiency and the development of policies to maintain the current number of customers
- In the second half of the term, improving the profitability of the "Kiroro" Resort is a major issue as it enters the busy season


(Billions of Yen)
4.8
4.3
4.5
(0.4)
(0.8)
(0.7)
FY2004
FY2005
FY2005 Initial Projections

Sales

Operating Income (Loss)


(Billions of Yen)
20.1
20.0
20.5
(1.1)
(1.2)
(1.0)
FY2004
FY2005 Projections
FY2005 Initial Projections

Others

1Q Overview

- In 1Q fiscal 2005, sales of golf products and automobile interior wood components were even with or slightly above 1Q fiscal 2004
- As projected, sales of magnesium parts for mobile phones declined by half
- Overall, segment income decreased compared with the initial projection

FY2005 Projections and Priority Policies

- Fiscal 2005 sales projection is ¥23.0 billion (no change from initial projection)
- Major issues are improving earning power by increasing manufacturing yields for magnesium parts used in mobile phones and reducing the cost of automobile interior wood components by using better manufacturing methods



(Billions of Yen)
6.3
5.8
5.5
Other Businesses of YFT
Golf Club
Automobile Interior Wood Components
3.3
0.7
2.3
0
2.7
0.7
2.4
(0.2)
2.4
0.7
2.4
0.1
FY2004
FY2005
FY2005
Initial Projections
Sales
Operating Income



(Billions of Yen)
26.1
23.0
23.0
13.0
2.2
10.9
(0.2)
10.6
2.6
9.8
0.1
10.9
2.5
9.6
0.5
FY2004
FY2005
Projections
FY2005
Initial Projections

Inventories

YAMAHA

➢ At the end of 1Q fiscal 2005, inventories increased compared with the initial projection.

However, our goal is to shrink inventories by the end of fiscal 2005.

(Billions of Yen)



At the end of 1Q
At the end of the Fiscal Year
Goods in Process/ Materials
Other Products
AV/IT Products
Musical Instruments
88.5
27.6
6.3
9.5
45.1
79.3
27.3
1.2
8.6
42.2
76.2
26.0
2.2
8.4
39.6
72.1
25.0
1.4
8.2
37.5
70.4
25.4
2.1
6.4
36.5
68.1
23.5
1.7
6.4
36.5
FY2004 (1Q)
FY2005 (1Q)
FY2005 (1Q) (Initial Projections)
FY2004
FY2005 (Projections)
FY2005 (Initial Projections)

Interest-Bearing Liabilities (Actual Balance)

YAMAHA

- By the end of fiscal 2005, the actual balance of short- and long-term borrowings is expected to be ¥2.3 billion.

(Billions of Yen)

Free Cash Flows



11.4
(2.0)
41.5
(2.4)
23.8
FY2003 (1Q-4Q)
FY2004 (1Q)
FY2004 (2Q-4Q)
FY2005 (1Q)
FY2005 (2Q-4Q) (Projection)

Interest-Bearing Liabilities

Convertible bonds

Long- and short-term borrowings, less cash and deposits



46.0
24.3
21.7
50.0
24.3
25.7
16.8
16.8
22.3
22.3
2.3
2.3
FY2003
FY2004 (1Q)
FY2004
FY2005 (1Q)
FY2005 (Projection)

Not included in above	FY2003	FY2004 (1Q)	FY2004	FY2005 (1Q)	FY2005 (Projection)
Balance of resort security deposits	36.8	36.5	30.8	29.9	27.9

Balance Sheet Summary

YAMAHA

- In the 1Q of 2005, shareholder's equity and total assets decreased due to the implementation of impairment accounting.

(Billions of Yen)

	As of June 30, 2003	As of March 31, 2004	As of June 30, 2004	As of March 31, 2005
Cash and Bank Deposits	33.2	32.1	30.5	45.2
Accounts and Notes Receivable	79.5	78.7	81.0	77.2
Inventories	88.5	72.1	79.3	70.4
Other Current Assets	17.2	18.8	22.2	22.9
Fixed Assets	294.3	307.0	278.8	278.3
Total Assets	512.7	508.7	491.8	494.0
Accounts and Notes Payable	44.0	39.9	42.8	42.8
Short-and Long-Term Borrowings	58.9	48.9	52.9	47.5
Convertible Bonds	24.3	0	0	0
Other Liabilities*	155.4	160.2	150.2	129.2
Shareholders' Equity	230.1	259.7	245.9	274.5
Total Liabilities and Shareholders' Equity	512.7	508.7	491.8	494.0

*Other liabilities include minority interests

Appendix

YAMAHA Musical Instrument Sales in the Japanese Market

In the 1Q of fiscal 2005, although piano sales declined due to slack demand, overall sales increased compared to 1Q fiscal 2004 thanks to the introduction of the "STAGEA™" Electone™.

Electone™ sales are expected to increase through the end of fiscal 2005, resulting in increased segment sales compared with the previous fiscal year.



(Billions of Yen)
*Numbers in parentheses refer to the previous fiscal year
150
100
50
0
40.8
19.9
40.3
(99%)
19.0
(95%)
38.5
(96%)
17.6
39.7
(103%)
142.8
59.2
139.4
(98%)
55.9
(94%)
134.4
(96%)
51.7
(92%)
136.0
(101%)
(1Q-3Q sales for FY2002 and FY2003 were calculated using internal administrative figures.)
Music schools, etc.
Yamaha musical instruments
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005 (Projections)
1Q
Full Year

YAMAHA Musical Instrument Sales in the U.S. Market

In 1Q fiscal 2005, piano and electronic piano sales fell well short of expectations, reflecting inventory adjustments carried out by musical instrument retailers.

Starting in 2Q fiscal 2005, sales are expected to recover due to the introduction of new player pianos and other new products.



Wholesale Amount
(Millions of Dollars)
600
500
400
300
200
100
0
93
103
(110%)
96
(94%)
95
(99%)
470
501
(107%)
532
(106%)
563
(106%)
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005
(Projection)
1Q
Full Year

YAMAHA Musical Instrument Sales in the German Market

Consumption remained stagnant despite a partial economic recovery.
Despite large shipments to dealers, retail sales were weak.
Strong sales of new portable keyboards are expected.



Wholesale Amount
(Millions of EURO)
250
200
150
100
50
0
45
45
(100%)
43
(97%)
43
(99%)
190
194
(102%)
188
(97%)
200
(106%)
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005
(Projection)
1Q
Full Year

YAMAHA Musical Instrument Sales in the U.K. Market

Favorable piano sales were recorded thanks to price reductions and the launch of a program to sell wind instruments at schools.

Retail sales of electronic instruments were sluggish but are expected to recover due to a stable supply of new products.



Wholesale Amount
(Millions of £)
80
60
40
20
0
11
11
(102%)
12
(107%)
12
(101%)
62
63
(102%)
65
(103%)
68
(104%)
FY2002
FY2003
FY2004
FY2005
FY2002
FY2003
FY2004
FY2005
(Projection)
1Q
Full Year

Scale of Global Market for Home Theater Products
(Home theater systems + AV amplifiers/receivers)

(Million Units)

<Home theater systems >



4.39
5.70
8.36
10.09
11.15
Others
Japan
Europe
North America
2001
2002
2003
2004 (Projections)
2005 (Projections)

<AV amplifiers/receivers>



3.43
3.51
3.25
3.05
2.97
Others
Japan
Europe
North America
2001
2002
2003
2004 (Projections)
2005 (Projections)

YAMAHA's AV Amplifier Market Share

〈Japan〉


Home theater systems:
Share of Total Sales Amount (GfKJ)
20%
10%
0%
14%
11%
10%
12%
2001
2002
2003
2004
(Jan-Jun)


AV amplifiers :
Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
31%
33%
39%
36%
2001
2002
2003
2004
(Jan-Jun)

〈U.S.〉


Home theater systems:
Share of Total Sales Amount
(INTELECT)
10%
5%
0%
7%
5%
6%
7%
2001
2002
2003
2004
(Jan-May)


AV receivers :
Share of Total Sales Amount (INTELECT)
40%
30%
20%
10%
0%
25%
24%
27%
33%
2001
2002
2003
2004
(Jan-May)

Trends in the Global Market for Mobile Phones

YAMAHA

- Unit sales of mobile phones will continue to increase (520 million units in 2003 →600 million units in 2004)
- In the developed European and U.S. markets, demand for mobile-phone replacements with colored displays, camera and other high-performance functions expected to grow
- Increased demand will fuel growth in the BRICs market
- Despite market growth in China, retailers will make adjustments to reduce inventory levels
- Nokia aims to regain lost market share by making dramatic price reductions



(Million Units)
600.0
500.0
400.0
300.0
200.0
100.0
0.0
2000
2001
2002
2003
2004
(Projection)

Source: Data Quest

Non-Operating Income /Extraordinary Income (Loss) in the First Quarter

YAMAHA

(Billions of Yen)

	FY2004 1Q	FY2005 1Q	FY2005 1Q (Initial Projections)
Non-Operating Income			
Equity method income	2.4	2.8	2.1
Net financial income (loss)	(0.1)	0.2	0.4
Other	(0.7)	(0.8)	(0.8)
Total	+ 1.6	+ 2.2	+1.7
Extraordinary Income(Loss)			
Income from (loss on) disposal of fixed assets		(0.1)	(0. 7)
Other	0.1	(32.3) Impairment Loss (32.5)	(32.0) Impairment Loss (32.0)
Total	+ 0.1	(32.4)	(32.7)
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	0.7	(2.7)	0.8
Minority interests in consolidated subsidiaries	0.1	0.1	0.0
Total	0.8	(2.6)	0.8

FY2005 Non-Operating Income /Extraordinary Income (Loss)

YAMAHA

(Billions of Yen)

Non-Operating Income	FY2004	FY2005 (Projections)	FY2005 (Initial Projections)
Equity method income	10.4	7.0	7.0
Net financial income(loss)	(1.0)	(0.4)	(0.6)
Other	(3.5)	(4.6)	(3.9)
Total	+ 5.9	+ 2.0	(2.5)

Extraordinary Income(Loss)	FY2004	FY2005 (Projections)	FY2005 (Initial Projections)
Income from (loss on) disposal of fixed assets	(2.3)	(0.7)	(0.5)
Other	(1.2)	(7.8)	(7.5)
Total	(3.5)	(8.5)	(8.0)

FY2004:
- Social insurance fees for previous years payable upon transition to comprehensive remuneration system (0.9)
- Payment of European Commission fines (0.3)

FY2005 (Projections):
- Gain on return of substitutional portion of pension plan 19.5
- Gain on disposal of assets etc. 5.0
- Loss on impaired assets (32.5)

FY2005 (Initial Projections):
- Gain on return of substitutional portion of pension plan 19.5
- Gain on disposal of assets etc. 5.0
- Loss on impaired assets (32.0)

Corporate Income Tax and Other Expenses	FY2004	FY2005 (Projections)	FY2005 (Initial Projections)
Corporate income tax, etc.	3.5	12.4	15.4
Minority interests in consolidated subsidiaries	0.5	0.6	0.6
Total	4.0	13.0	16.0

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to YAMAHA and the YAMAHA Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, our actual performance may differ greatly from our predictions depending on changes in our operating and economic environments, demand trends, and the value of key currencies, such as the U.S. dollar and the EURO.